SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Mod-Pac Corp.
(Name of Issuer)

Common Stock, $0.01 par value
Class B Common Stock, $0.01 par value
(Title of Class of Securities)

607495108
607495207
(CUSIP Number)

Daniel G. Keane
1801 Elmwood Avenue
Buffalo, New York 14207
(716) 873-0640
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

(Page 1 of 7 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 607495108 607495207	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Daniel G. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 280,321 shares of Common Stock1 201,237 shares of Class B Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 280,321 shares of Common Stock1 201,237 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 280,321 shares of Common Stock1 201,237 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.7% of the outstanding shares of Common Stock
35.3% of the outstanding shares of Class B Common Stock
26.7% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock
13.9% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON IN

1 Includes 223,400 shares of Common Stock issuable upon exercise of options and 25,000 shares of Common Stock held in a custodial account for the benefit of the Reporting Person’s children for which Daniel G. Keane serves as the sole custodian.

CUSIP No. 607495108 607495207	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Daniel G. Keane Descendants Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 406,905 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 406,905 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 406,905 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.4% of the outstanding shares of Common Stock
4.9% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock
12.7% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON OO

CUSIP No. 607495108 607495207	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Leslie R. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,997 shares of Common Stock 14,995 shares of Class B Common Stock
	8	SHARED VOTING POWER 406,905 shares of Common Stock2
	9	SOLE DISPOSITIVE POWER 16,997 shares of Common Stock 14,995 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 406,905 shares of Common Stock2
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 423,902 shares of Common Stock2 14,995 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.1% of the outstanding shares of Common Stock
2.6% of the outstanding shares of Class B Common Stock
6.9% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock
13.7% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON IN
2 Includes 406,905 shares of Common Stock held in trust by the Daniel G. Keane Descendants Trust.

CUSIP No. 607495108 607495207	SCHEDULE 13D/A	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON Kevin T. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 99,189 shares of Common Stock3 75,650 shares of Class B Common Stock4
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,189 shares of Common Stock3 75,650 shares of Class B Common Stock4
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 99,189 shares of Common Stock3 75,650 shares of Class B Common Stock4
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7% of the outstanding shares of Common Stock
13.3% of the outstanding shares of Class B Common Stock
10.2% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock
5.3% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON IN

3 Includes 64,750 shares of Common Stock issuable upon exercise of options and 29,439 shares of Common Stock owned by, or held in trust for the benefit of, the Reporting Person’s wife.

4 Includes 12,414 shares of Class B Common Stock owned by, or held in trust for the benefit of, the Reporting Person’s wife.

CUSIP No. 607495108 607495207	SCHEDULE 13D/A	Page 6 of 7 Pages

This Amendment No. 3 amends the statement on Schedule 13D filed by certain of the Reporting Persons on October 26, 2012 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed by certain of the Reporting Persons on October 29, 2012 and Amendment No. 2 filed by the Reporting Persons on December 17, 2012 (the Original Schedule 13D, as amended, the “Schedule 13D”) relating to the (i) shares of common stock, par value $0.01 per share (the "Common Stock"), of Mod-Pac Corp., a New York corporation (the "Issuer") and (ii) shares of class B common stock, par value $0.01 per share (the "Class B Common Stock"), of the Issuer.  This Amendment No. 3 amends Items 3, 4 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby supplemented as follows:

Mr. D. Keane exercised an option to purchase 31,921 shares of Common Stock with personal funds in the aggregate amount of approximately $172,118.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

On January 17, 2013 Mr. D. Keane exercised an option to purchase 31,921 shares of Common Stock at an option price of $5.392 per share of Common Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and Class B Common Stock and percentages of the Common Stock and Class B Common Stock beneficially owned by each of the Reporting Persons.  The percentages reported in this Schedule 13D are calculated based upon the 2,638,300 shares of Common Stock and the 570,529 shares of Class B Common Stock outstanding as of September 29, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal period ended September 29, 2012 filed with the SEC on October 31, 2012.

(b)
See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock and Class B Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as set forth in Item 4, none of the Reporting Persons have effected any transaction in the Issuer’s stock since the filing of Amendment No. 2 to the Original Schedule 13D.

(d)
No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock or Class B Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 607495108 607495207	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 17, 2013

/s/ Daniel G. Keane
DANIEL G. KEANE

DANIEL G. KEANE DESCENDANTS TRUST

/s/ Leslie R. Keane
Name: Leslie R. Keane
Title: Trustee

/s/ Leslie R. Keane
LESLIE R. KEANE

/s/ Kevin T. Keane
KEVIN T. KEANE